

March 8, 2012

<u>Via E-mail</u>
Jerry G. Mikolajczyk
Chief Executive Officer
Xun Energy, Inc.
12518 NE Airport Way
Suite 148 No, 156
Portland, Oregon 97230

  Re: Xun Energy, Inc.
     Form 10-K for Fiscal Year Ended May 31, 2011
     Filed September 28, 2011
     Form 10-Q for Fiscal Quarter Ended November 30, 2011
     Filed January 23, 2012
     File No. 0-53466

Dear Mr. Mikolajczyk:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended May 31, 2011</u>

<u>Item 9A, page 52</u>
<u>Evaluation of Disclosure Controls and Procedures, page 52</u>

1. We note that you disclosed the conclusions of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures as of May 31, 2010 rather than May 31, 2011. Please confirm to us that the evaluation of disclosure controls and procedures was conducted as of May 31, 2011 and that your chief executive officer and chief financial officer concluded that your disclosure controls and

procedures were effective as of the end of the year. Otherwise, please revise your disclosure to comply with the requirements of Item 307 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 58

2.   In future filings, please file or incorporate by reference to previously filed documents all exhibits required by Item 601 of Regulation S-K.

Signatures, page 59

3.   The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. If Mr. Mikolajczyk also serves as your principal accounting officer, please revise future filings to reflect that he is also signing the report in that capacity. Otherwise please amend the filing to include the signature of your principal accounting officer. Refer to the Signature Page and General Instruction D to Form 10-K.

Form 10-Q for Fiscal Quarter Ended November 30, 2011

Item 4. Controls and Procedures, page 25
Evaluation of Disclosure Controls and Procedures, page 25

4.   We note that you provided the disclosures required by Item 308 of Regulation S-K (which is not required in quarterly filings) rather than the disclosures regarding the effectiveness of your disclosure controls and procedures required by Item 307 of Regulation S-K. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K and Item 4 of Form 10-Q.

Exhibits 31.1 and 31.2

5.   We note that paragraph one of the certifications identifies the wrong periodic report in that it refers to this "annual" as opposed to "quarterly" report on Form 10-Q. We also note that the certifications do not conform to the exact language prescribed in Item 601(b)(31) of Regulation S-K, in that the terms "issuer" and "small business issuer" are used throughout the certifications where the term "registrant" should be used. Please file an amendment that includes the entire periodic report and new, corrected certifications. Please also make conforming revisions to the certifications included in future filings on Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief